UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam General Counsel and Chief Compliance Officer Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 20, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 917296204	SCHEDULE 13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Common Stock beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC.  The Reporting Person is a member of Piton Capital Partners LLC, along with other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino LLC.  Includes (i) 550,000 shares of Common Stock and (ii) 275,000 shares of Common Stock issuable under warrants that are immediately exercisable.
(2) This calculation is rounded to the nearest tenth and is based upon (i) 20,130,999 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2016 and (ii) 275,000 shares of Common Stock issuable under warrants that are immediately exercisable.

CUSIP No. 917296204	SCHEDULE 13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents shares of Common Stock beneficially owned directly by the Reporting Person and does not include Common Stock beneficially owned by Piton Capital Partners LLC.  The Reporting Person is a member of Piton Capital Partners LLC, along with other Family Clients of Kokino LLC.  Includes (i) 300,000 shares of Common Stock and (ii) 150,000 shares of Common Stock issuable under warrants that are immediately exercisable.
(2) This calculation is rounded to the nearest tenth and is based upon (i) 20,130,999 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2016 and (ii) 150,000 shares of Common Stock issuable under warrants that are immediately exercisable.

CUSIP No. 917296204	SCHEDULE 13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,399,000 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,399,000 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,399,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Mr. Averick is a Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its Family Clients, including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton Capital Partners LLC ("Piton").  As a Portfolio Manager at Kokino LLC, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 3,399,000 shares of Common Stock, which is the sum of the Common Stock beneficially owned by the following Reporting Persons: (i) 825,000 shares of Common Stock beneficially owned by the Trust; (ii) 450,000 shares of Common Stock beneficially owned by M3C; (iii) 2,000,000 shares of Common Stock beneficially owned by Piton; and (iv) 124,000 shares of Common Stock beneficially owned by Mr. Averick with his wife, Mickel Averick. With respect to the 124,000 shares of Common Stock beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.  Mr. Averick has no pecuniary interest in the shares of Common Stock held by the Trust, M3C or Piton, except for a minority interest he owns in Piton (which minority interest may be held directly and, from time to time, indirectly through Piton Capital Management LLC).

(2) This calculation is rounded to the nearest tenth and is based upon (i) 20,130,999 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2016; (ii) 275,000 shares of Common Stock issuable under warrants that are immediately exercisable by the Trust; and (iii) 150,000 shares of Common Stock issuable under warrants that are immediately exercisable by M3C.

CUSIP No. 917296204	SCHEDULE 13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000,000 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
2,000,000 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 1,000,000 shares beneficially owned by Piton under options (the "Options") it acquired on December 20, 2016 from each of Messrs. Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC and a director of uSell.com, Inc., and Scott Tepfer, President of We Sell Cellular LLC (each, a "Seller").  Each Option grants Piton the right to acquire up to 500,000 shares of Common Stock from the applicable Seller for $1.00 per share.  The Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
(2)  Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC. Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the shares of Common Stock beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick, except that Piton Capital Management LLC may hold a minority interest in Piton from time to time.
(3)  This calculation is rounded to the nearest tenth and is based upon 20,130,999 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2016.

CUSIP No. 917296204	SCHEDULE 13D	Page 6 of 16 Pages

Item 1.	Security and Issuer.
This Statement on Schedule 13D relates to Common Stock, $0.0001 par value per share (the "Shares"), of uSell.com, Inc., a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 171 Madison Avenue, 17th Floor, New York, New York 10016.

 Item 2.     Identity and Background.

(a)
This Schedule 13D is being filed on behalf of Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); M3C Holdings LLC ("M3C"); Mr. Robert Averick; and Piton Capital Partners LLC ("Piton") (collectively, the "Reporting Persons", and each, a "Reporting Person").

(b)	(i) The address of the Trust is:
 c/o Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Leslie J. Schreyer
(ii) The address of M3C is:
c/o North Bay Associates
14000 Quail Springs Parkway, Suite 2200
Oklahoma City, Oklahoma  73134
Attention: Stephen A. Ives
(iii) The address of Robert Averick is:
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
(iv) The address of Piton is:
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, Connecticut 06901
Attention: Garrett Lynam
 (c) (i) The principal business of the Trust is to make various investments from time to time for the benefit of the issue of Jonathan D. Sackler.

CUSIP No. 917296204	SCHEDULE 13D	Page 7 of 16 Pages

(ii)    The principal business of M3C is to act as a family holding company and make various investments from time to time for the benefit of its sole owner, Mary Corson and Richard S. Sackler, M.D., as Trustees of the Mary Corson Trust dated January 15, 2004 (the "Mary Corson Trust").  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.
(iii)    Robert Averick is a Portfolio Manager at Kokino LLC, which is a family office that provides investment management services to its family clients (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients"), including the Trust, M3C, Mr. Averick and Piton with respect to the Shares of the Issuer beneficially owned by such Reporting Persons.
(iv)   The principal business of Piton is to act as a pooled investment vehicle for various Family Clients of Kokino LLC, including the Trust, M3C and Robert Averick.
Piton is managed by its managing member, Piton Capital Management LLC (which is a Delaware limited liability company).  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC (which is also a Delaware limited liability company).  Additionally, Kokino LLC is the trading manager of Piton.  The business address of Piton Capital Management LLC is the same as Piton's and Kokino LLC's.

(d)	None.
(e)	None.
(f)	(i) The Trust is a Connecticut trust.
(ii) M3C is a Delaware limited liability company.
(iii) Mr. Averick is a United States citizen.
(iv) Piton is a Delaware limited liability company.
Item 3.      Source and Amount of Funds or Other Consideration.
As of December 20, 2016, the Reporting Persons had collectively purchased an aggregate of 1,974,000 Shares over the course of various prior purchases.  The Trust is also able to acquire 275,000 Shares under previously issued warrants that are immediately exercisable, and M3C is able to acquire 150,000 Shares under previously issued warrants that are immediately exercisable.  Also, Piton beneficially owns an additional 1,000,000 Shares under options (the "Options") it acquired on December 20, 2016 from each of Messrs. Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC and a director of the Company, and Scott Tepfer, President of We Sell Cellular LLC (each, a "Seller").  Each Option grants Piton the right to acquire up to 500,000 Shares from the applicable Seller for $1.00 per share.  The

CUSIP No. 917296204	SCHEDULE 13D	Page 8 of 16 Pages

Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
Each Reporting Person funded such prior purchases out of their available cash on hand.
Item 4.	Purpose of Transaction.
The Shares held by each of the Reporting Persons were acquired in the ordinary course of business for investment purposes.  On December 20, 2016, each Seller sold 500,000 Shares at $1.00 per share to Piton (the "Purchased Shares"), along with the Options.  Each Seller sold the Purchased Shares and Options to Piton in simultaneous private transactions.  This Schedule 13D is being filed in connection with Piton's acquisition of the Purchased Shares and Options.
The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and have discussions with representatives of the Issuer concerning the Issuer's strategy, business and operations.  In addition, the Reporting Persons may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons in respect of the Issuer's strategy, business and operations.
The Reporting Persons may take a number of actions to maximize the value of their investment, including increasing or decreasing the size of their investment in the Issuer, depending upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management of the Issuer; and other factors deemed relevant.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities

CUSIP No. 917296204	SCHEDULE 13D	Page 9 of 16 Pages

exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 917296204	SCHEDULE 13D	Page 10 of 16 Pages

Item 5. Interest in Securities of the Issuer.
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	825,000	4.0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	825,000	4.0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	825,000	4.0%

	2. M3C3
	Sole Voting Power	450,000	2.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	450,000	2.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	450,000	2.2%

1 This calculation is rounded to the nearest tenth and is based upon 20,130,999 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 10, 2016.

2 Leslie J. Schreyer, the sole Trustee of the Trust, has no pecuniary interest in the Shares held by the Trust. The beneficiaries of the Trust are the issue of Jonathan D. Sackler.  The Trust is a member of Piton, along with other Family Clients of Kokino LLC.  The Shares and percent of class beneficially owned by the Trust includes (i) 550,000 Shares purchased by the Trust and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

3 M3C is a Delaware limited liability company wholly-owned by the Mary Corson Trust.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.  M3C is a member of Piton, along with other Family Clients of Kokino LLC.  The Shares and percent of class beneficially owned by M3C includes (i) 300,000 Shares purchased by M3C and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

CUSIP No. 917296204	SCHEDULE 13D	Page 11 of 16 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	-0-	0%
Shared Voting Power	3,399,000	16.5%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	3,399,999	16.5%
Aggregate Voting and Dispositive Power	3,399,999	16.5%

4. Piton[5]
Sole Voting Power	2,000,000	9.9%
Shared Voting Power	-0-	0%
Sole Dispositive Power	2,000,000	9.9%

4 Mr. Averick is a Portfolio Manager at Kokino LLC and shares the power to vote and dispose (or direct the disposition of) 3,399,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 2,000,000 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife, Mickel Averick. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick has no pecuniary interest in the Shares held by the Trust, M3C or Piton, except for a minority interest he owns in Piton (which minority interest may be held directly and, from time to time, indirectly through Piton Capital Management LLC).  The Shares and percent of class beneficially owned by Mr. Averick includes (i) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust and (ii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C.

5 Piton is a Delaware limited liability company and a pooled investment vehicle.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino LLC. Piton is managed by its managing member, Piton Capital Management LLC.  Piton Capital Management LLC is in turn managed by its managing member, Kokino LLC.  Additionally, Kokino LLC is the trading manager of Piton.  Piton Capital Management LLC and Kokino LLC have no pecuniary interest in the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick, except that Piton Capital Management LLC may hold a minority interest in Piton from time to time.  The Shares and percent of class beneficially owned by Piton includes the shares beneficially owned by Piton under the Options.

CUSIP No. 917296204	SCHEDULE 13D	Page 12 of 16 Pages

	Shares Beneficially Owned	Percent of Class[1]
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	2,000,000	9.9%

(c)
On December 20, 2016, each Seller sold the Purchased Shares and Options to Piton in simultaneous private transactions.  The purchase price for the Purchased Shares was $1.00 per Share, and each Option grants Piton the right to acquire up to 500,000 Shares from each Seller for $1.00 per Share.  The Options expire on December 20, 2021 and may be exercised immediately by Piton in one or more transactions.

(d)
Kokino LLC provides investment management services to the Trust, M3C and Piton.  In this capacity Kokino LLC shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 3,275,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons as described in Items 5(a) and (b): (x) 825,000 Shares beneficially owned by the Trust; (y) 450,000 Shares beneficially owned by M3C; and (z) 2,000,000 Shares beneficially owned by Piton.  Additionally, Kokino is the managing member of Piton Capital Management LLC, which is in turn the managing member of Piton. Kokino LLC and Piton Capital Management LLC have no pecuniary interest in (and have not funded any purchases of) the Shares beneficially owned by Piton or any other Family Client of Kokino LLC, including the Trust, M3C and Mr. Averick, except that Piton Capital Management LLC may hold a minority interest in Piton from time to time.

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On December 20, 2016, each Seller (i) sold the Purchased Shares to Piton and (ii) issued the Options to Piton.  Each Seller sold the Purchased Shares and issued the Options to Piton in simultaneous private transactions pursuant to a Common Stock Purchase and Option

CUSIP No. 917296204	SCHEDULE 13D	Page 13 of 16 Pages

Agreement dated December 20, 2016 by and between Piton and each Seller (each, a "Purchase Agreement" and collectively the "Purchase Agreements").  References to, and descriptions of, each Purchase Agreement as set forth in this Item 6 are qualified in their entirety by the terms of each Purchase Agreement, copies of which are filed herewith as Exhibit C and Exhibit D and incorporated by reference herein.
As an inducement to Piton to enter into each Purchase Agreement, the Company granted "demand" and "piggy back" registration rights to Piton and the other Reporting Persons for as long as they qualify as clients of Kokino LLC (the "Kokino Clients") pursuant to a Registration Rights Agreement, dated December 20, 2016 (the "Registration Rights Agreement"). If the demand registration rights are exercised in accordance with the terms and conditions of the Registration Rights Agreement, the Kokino Clients who participate in the registration will severally, not jointly, reimburse the Company for the Kokino Clients' pro rata portion of certain expenses incurred in connection with the demand registration based on the number of Shares held by the Kokino Clients that are included in the registration statement.  The Kokino Clients may only exercise their demand registration rights from time to time when the Company is obligated to file its Form 10-K or a Form 10-Q.  References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit E and incorporated by reference herein.
The Trust, M3C and Piton each hold a portion of their assets, which may include some of the Issuer's securities, in prime brokerage accounts at one or more institutions, which accounts provide the Trust, M3C and Piton with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer's securities owned by the Trust, M3C or Piton are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit A.
Joint Filing Agreement, dated as of December 30, 2016, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick and Piton Capital Partners LLC.

Exhibit B.
Power of Attorney, dated as of August 20, 2014 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci (incorporated by reference to Exhibit B to Amendment No. 3 to Schedule 13G filed by the Trust, M3C and Robert Averick on February 16, 2016).

CUSIP No. 917296204	SCHEDULE 13D	Page 14 of 16 Pages

Exhibit C.	Common Stock Purchase and Option Agreement, dated December 20, 2016, by and between Piton Capital Partners LLC and Brian Tepfer.

Exhibit D.	Common Stock Purchase and Option Agreement, dated December 20, 2016, by and between Piton Capital Partners LLC and Scott Tepfer.

Exhibit E.	Registration Rights Agreement, dated December 20, 2016, by and between uSell.com, Inc. and Piton Capital Partners LLC.

CUSIP No. 917296204	SCHEDULE 13D	Page 15 of 16 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2016
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

CUSIP No. 917296204	SCHEDULE 13D	Page 16 of 16 Pages

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  December 30, 2016

/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

Exhibit C

COMMON STOCK PURCHASE AND OPTION AGREEMENT

This COMMON STOCK PURCHASE AND OPTION AGREEMENT (this "Agreement") is dated December 20, 2016 ("Agreement Date") by and between Piton Capital Partners LLC (the "Purchaser") and Brian Tepfer (the "Seller").

RECITALS

A.	The Seller is the owner of not less than 1,000,000 shares of the common stock, par value $0.0001 per share (the "Shares"), of usell.com, Inc., a Delaware corporation (the "Company");

B.	The Purchaser wishes to purchase, and the Seller wishes to sell, 500,000 Shares (the "Purchased Shares") on the terms and conditions set forth in this Agreement; and

C.	The Seller wishes to grant to Purchaser an option to purchase up to an additional 500,000 Shares (the "Option Shares") on the terms and conditions set forth in this Agreement.

Now, therefore, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale. Subject to Section 6, the Seller hereby agrees to sell, transfer, assign, grant and convey the Purchased Shares to the Purchaser free and clear of all Encumbrances (as defined in Section 3(d)), and the Purchaser hereby agrees to purchase and acquire the Purchased Shares, for consideration of One Dollar ($1.00) per Purchased Share or an aggregate of Five Hundred Thousand Dollars ($500,000) (the "Purchase Price"). The Purchase Price shall be paid by the Purchaser wiring such amount, in immediately available funds, to an account with Chadbourne & Parke LLP (the "Escrow Agent") as escrow agent for the parties in accordance with the instructions in Annex I hereto (the "Escrow Account") within five (5) Business Days after Purchaser's and Seller's exchange of signed counterpart signature pages to this Agreement (the "Execution Date").  Thereafter, upon Escrow Agent's receipt of a certificate representing the Purchased Shares (the "Certificate"), Escrow Agent shall transfer the Purchase Price to an account designated by Seller in accordance with the instructions in Annex I hereto (the "Seller's Account") and shall deliver the Certificate to Purchaser.  The Certificate shall be duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto.  The term "Business Day" shall mean a day (excluding Saturdays, Sundays and public holidays) on which banks are open for all forms of normal commercial business in New York City.  For purposes of this Agreement, a party's timely delivery of any payment or document to Escrow Agent shall constitute timely delivery of such payment or document by that party.

2.	Option.

a.
 Subject to the terms and conditions of this Agreement and in further consideration of the purchase of the Purchased Shares, Seller hereby grants to Purchaser, and Purchaser hereby accepts, the right and option (but not the obligation) to purchase from Seller up to an aggregate of 500,000 of the Option Shares (the "Option").  The Option shall expire on the fifth (5th) anniversary of the Agreement Date (the "Expiration Date").

b.
The Purchaser may exercise the Option in whole or in part, at any time, and from time to time, in one or more transactions, from the Agreement Date until the Expiration Date.  In consideration of the payment of the applicable Option Price, Seller will sell, transfer, assign, grant and convey to the Purchaser the number of Option Shares set forth in the relevant Notice (defined below) free and clear of all Encumbrances.

c.
Any exercise of the Option shall take place on the date specified by Purchaser in a written notice delivered to Seller pursuant to Section 8(b) (each such date, a "Closing Date"), which written notice will set forth the amount of Option Shares that Purchaser elects to purchase pursuant to the Option (each such notice, a "Notice").  In connection with each Closing Date, (i) Purchaser shall deliver to the Escrow Agent the aggregate Option Price for the Option Shares being purchased on such Closing Date by wiring such amount, in immediately available funds, to the Escrow Account and (ii) Seller shall execute and/or deliver or cause to be delivered to Escrow Agent at least three (3) Business Days before such Closing Date (y) duly issued certificate(s) for all of the Option Shares being purchased on such Closing Date, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto and (z) a certificate executed by Seller confirming that the representations and warranties of Seller set forth in this Agreement remain true and correct as of such Closing Date, except to the extent they relate to a specified date, in which case they remain true and correct as of such specified date.  Purchaser may, within two (2) Business Days after the date on which Escrow Agent receives the certificates referenced in (y) and (z) above, object to the condition or nature of any such certificate, in which case Escrow Agent will return the certificates referenced in (y) and (z) to Seller and will return the Purchase Price to Purchaser.  If Purchaser does not make such an objection within two (2) Business Days after the date on which Escrow Agent receives the certificates referenced in (y) and (z) above, then on the Closing Date the Escrow Agent shall transfer the Option Price to Seller's Account and shall transfer the certificates referenced in (y) and (z) above to Purchaser.

d.
The purchase price to be paid by Purchaser to the Seller for the purchase of the applicable Option Shares shall be One Dollar ($1.00) per Option Share (the "Option Price").  The number of Option Shares subject to the Option and the Option Price shall be equitably adjusted in the event of a stock split, stock dividend or other subdivision, consolidation or combination of the Shares such that upon exercise of the Option for the same aggregate Option Price, Purchaser shall receive the same corresponding value as Purchaser would have received had it exercised the Option immediately prior to such stock split, stock divided or other subdivision or consolidation of the Shares and participated in such stock split, stock dividend or other subdivision, consolidation or combination.  Additionally, if at any time after the Agreement Date the Company distributes cash, securities, evidence of indebtedness or other assets or property (including, for example, a cash dividend) and such distribution is not contemplated by the second sentence of this Section 2(d), then the Option Price shall be automatically reduced by the fair market value of the cash, securities, evidence of indebtedness or other assets or property applicable to one share of the Shares to the extent such distribution is (or will be) received by Seller.

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e.
From the date hereof until the Expiration Date, Seller shall at all times reserve and keep available, solely for the purpose of delivery upon the exercise of the Option, the maximum number of Option Shares deliverable upon the exercise of the Option and shall not (i) sell, transfer, assign, grant or convey such reserved Option Shares or any interest in such reserved Option Shares other than in accordance with this Agreement or (ii) otherwise subject such reserved Option Shares to any Encumbrance.  Additionally, from the Agreement Date through the Expiration Date, Seller agrees that Chadbourne & Parke LLP shall hold Seller's stock certificates evidencing the maximum number of Option Shares deliverable upon Purchaser's exercise of the Option at any point in time.

f.
If the Company undergoes a merger, consolidation, acquisition, or plan of exchange pursuant to which the Option Shares are converted into cash or other stock, securities or property, or a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company, then, at the election of Purchaser in its sole discretion, either:

i.
If applicable, the Option shall be converted into an option to acquire the stock of the surviving or acquiring corporation received by Seller in the applicable transaction (and the Purchaser may thereafter exercise the Option in whole or in part pursuant to Section 2(b)), with the amount and type of shares subject thereto and Option Price thereof to be determined by reference to the relative values of the companies involved in the applicable transaction and the exchange rate used in determining shares of the surviving corporation to be held by the former holders of the Shares following the applicable transaction, and disregarding fractional shares; or

ii.
Purchaser shall have the right to receive the kind and amount of shares of stock or other securities or property receivable upon such consolidation, merger, acquisition or exchange by Seller upon exercise of the Option immediately prior to such transaction.

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3. Representations and Warranties of the Seller. In order to induce the Purchaser to purchase the Purchased Shares and the Option Shares, Seller represents and warrants that as of the Agreement Date and each Closing Date:

a.	Seller has full power and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

b.
Seller's execution, delivery, and performance of this Agreement has not resulted and will not result in a conflict, breach or violation of any provision of (i) any statute, law, writ, order, rule or regulation of any governmental authority applicable to Seller; (ii) any judgment, injunction, decree or determination applicable to Seller; or (iii) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which Seller may be a party, by which Seller may be bound or to which any of the assets of Seller is subject.

c.
 (i) This Agreement (A) has been duly and validly executed and delivered by Seller and (B) is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability against Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies; and (ii) no notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other person is, will be, or was required for Seller to execute, deliver, and perform its obligations under this Agreement, assuming that the representations and warranties of Purchaser are true and correct.

d.
Seller is the sole legal and beneficial owner of and has good title to the Purchased Shares and the Option Shares, free and clear of any charge, claim, hypothecation, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, security arrangement, mortgage, easement, encroachment, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or other adverse claim against title of any kind ("Encumbrance"). The Purchased Shares and the Option Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.
No proceedings are pending against Seller or to Seller's knowledge, threatened against Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Purchased Shares and the Option Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.
Seller has not engaged in any acts or conduct or made any omissions that will result in Purchaser receiving proportionately less in payments or distributions under, or less favorable treatment for, the Purchased Shares and the Option Shares than is received by other holders holding Shares of the same tranche, class or type as the Purchased Shares and the Option Shares.

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g.
No broker, finder or other entity acting under Seller's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Purchaser could be responsible.

h.
Seller acknowledges that the consideration given for the purchase by the Purchaser of the Purchased Shares and the Option Shares may differ both in kind and in amount from any payments or distributions which the Purchaser may ultimately receive with respect to the Purchased Shares and the Option Shares, and the Seller shall not have any recourse to the Purchaser for any deficiency.

i.
Seller (i) is a sophisticated seller with respect to the sale of the Purchased Shares and the Option Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and the Option Shares and (iii) has independently and without reliance upon Purchaser, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchaser has not given Seller any investment advice, credit information, or opinion on whether the sale of the Purchased Shares and the Option Shares is prudent.

j.
Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to Seller and that may be material to a decision to sell the Purchased Shares and the Option Shares ("Seller Excluded Information"), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchaser representations or warranties in this Agreement.

k.
The Purchased Shares and the Option Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), are "restricted securities" as defined in Rule 144 under the Act, and may not be offered, sold or otherwise transferred in the absence of an effective registration statement with respect to the Purchased Shares and the Option Shares or an exemption from the registration requirements under the Act. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Purchased Shares and the Option Shares in violation of any applicable securities laws.

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l.	Seller is not a party to, or bound by, any document or agreement that could adversely affect the Purchased Shares and the Option Shares or Purchaser rights and remedies under this Agreement.

m.
Seller has not and, to the best of Seller's knowledge, no one acting on its behalf has, taken any action, other than in connection with the transactions contemplated by this Agreement, which could subject the sale of the Purchased Shares and the Option Shares to Section 5 of the Act.

n.
Seller is fully aware that, with regard to the sale of the Purchased Shares and the Option Shares, the Purchaser is relying upon the truth and accuracy of these representations and warranties. No representation or warranty by Seller in this Agreement and no statement contained in this Agreement or any certificate or other document furnished or to be furnished to Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

o.
The Purchased Shares and the Option Shares transferred to Purchaser hereunder are being delivered pursuant to an exemption from the registration requirements under the Act in reliance upon the representations and warranties of Purchaser.

p.
Seller is not a "foreign person" as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code")) during the applicable period specified in Section 897(c)(1)(a) of the Code.

q.
Except as provided in Schedule 3(q), to Seller's knowledge, there has been no event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company since the date of the Company's last public  filing pursuant to the Act or the Securities Exchange Act of 1934, as the case may be, and the applicable rules and regulations promulgated thereunder.  "Material Adverse Effect" means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (ii) the ability of Seller to consummate the transactions contemplated hereby on a timely basis.

4. Purchaser Representations and Warranties. Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Purchased Shares and the Option Shares as of the Agreement Date and each Closing Date:

a.	The Purchaser has all necessary corporate or other power and authority to enter into this Agreement and to purchase the Purchased Shares and the Option Shares;

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b.
The Purchaser is a sophisticated institutional investor that is an "accredited investor" within the meaning of Rule 501 under the Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Purchased Shares and the Option Shares and is able to bear the economic risk of such investment.

c.	The Purchaser is acquiring the Purchased Shares and the Option Shares for its own account, and not with a view to, or for sale in connection with any, distribution thereof.

d.	The Purchased Shares and the Option Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising.

e.
Purchaser acknowledges that the Purchased Shares and any Option Shares purchased pursuant to this Agreement will be "restricted securities" as defined in Rule 144 under the Act and may not be offered, sold or otherwise transferred by Purchaser in the absence of an effective registration statement with respect to the Purchased Shares and the Option Shares or an exemption from the registration requirements under the Act.

f.	Purchaser acknowledges that the certificate(s) representing the Purchased Shares and any Option Shares will contain a standard securities law restrictive legend.

g.
Purchaser acknowledges that Company maintains an equity incentive plan (the "Plan") under which stock options have been or will be issued; however, Purchaser acknowledges that any Option Shares acquired by Purchaser pursuant to this Agreement are not subject to or governed by the Plan.

5.	Seller Covenants.

a.
 Seller agrees to take all actions as may be required, including delivery of opinions of counsel, to effect the transfer of the Purchased Shares and Option Shares purchased by Purchaser and to register Purchaser as the record owner of such Purchased Shares and Option Shares on the stock transfer records of the Company.

b.
From time to time, at the request of Purchaser and without further consideration, Seller shall execute and deliver to Purchaser such other documents, and take such other action, as Purchaser may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchaser good, valid, and marketable title to the Shares, the Option and the Option Shares (as applicable).

c.
On demand of Purchaser and prior to Closing the purchase of the Purchased Shares, Seller agrees to deliver to Purchaser a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code.

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d.
All transfer, documentary, sales, use, stamp, registration, value added and other such taxes, expenses, costs and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer tax and any other similar tax) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file or submit any tax return or other document with respect to such taxes, expenses, costs or fees (and Purchaser shall cooperate with respect thereto as necessary).

6.	Conditions to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser's written waiver of each of the following conditions:

a.
On or prior to the Agreement Date, the Company shall have executed and delivered the Registration Rights Agreement attached as Annex II hereto (the "Registration Agreement") pursuant to which the Company agrees to file and maintain a registration statement on Form S-1 with the Securities and Exchange Commission (the "Registration Statement") to register the Purchased Shares and the Option Shares for resale by the Purchaser and certain additional Shares owned by certain other clients of Kokino LLC (including any Shares to be issued upon exercise of warrants), from time to time in one or more resale transactions.

7.	Indemnification.

a.
 Seller agrees to indemnify and hold the Purchaser harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney's fees) (collectively "Damages") that the Purchaser may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein.

b.
Purchaser agrees to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchaser set forth herein.

c.	All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

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8.	Miscellaneous.

a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney's fees) incurred by such party in connection with the transactions contemplated by this Agreement.

b.
Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(b)):

If to Seller:

Brian Tepfer
We Sell Cellular LLC
150 Executive Drive
Ste Q
Edgewood, NY 11717
E-mail: btepfer@wesellcellular.com

with a copy to:

Nason, Yeager, Gerson, White & Lioce, PA
3001 PGA Blvd, Suite 305
Palm Beach Gardens, FL 33410
E-mail: mharris@nasonyeager.com
Attention: Michael D. Harris, Esq.

If to Purchaser:

Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
E-mail: glynam@kokino.com; raverick@kokino.com
Attention: Garrett Lynam

9

with a copy to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
E-mail: fvellucci@chadbourne.com
Attention: Frank S. Vellucci

c.
Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

d.	Governing Law; Submission to Jurisdiction.

i.
This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

ii.
Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

iii.
EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10

e.
Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

f.
Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchaser and Seller. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party; provided, that the Option and the rights and obligations conferred by this Agreement related thereto may be assigned by Purchaser without the consent of Seller.

g.
Amendment and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

h.
Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

i.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

j.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF, the Seller and the Purchaser has executed this Agreement as of the Agreement Date.

SELLER:

     /s/ Brian Tepfer
Brian Tepfer

PURCHASER:

PITON CAPITAL PARTNERS LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:     /s/ Stephen A. Ives
      Name: Stephen A. Ives
      Title: Vice President

Annex I

Wire Transfer Instructions

Annex II

Form of Registration Rights Agreement

Exhibit D

COMMON STOCK PURCHASE AND OPTION AGREEMENT

This COMMON STOCK PURCHASE AND OPTION AGREEMENT (this "Agreement") is dated December 20, 2016 ("Agreement Date") by and between Piton Capital Partners LLC (the "Purchaser") and Scott Tepfer (the "Seller").

RECITALS

A.	The Seller is the owner of not less than 1,000,000 shares of the common stock, par value $0.0001 per share (the "Shares"), of usell.com, Inc., a Delaware corporation (the "Company");

B.	The Purchaser wishes to purchase, and the Seller wishes to sell, 500,000 Shares (the "Purchased Shares") on the terms and conditions set forth in this Agreement; and

C.	The Seller wishes to grant to Purchaser an option to purchase up to an additional 500,000 Shares (the "Option Shares") on the terms and conditions set forth in this Agreement.

Now, therefore, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale. Subject to Section 6, the Seller hereby agrees to sell, transfer, assign, grant and convey the Purchased Shares to the Purchaser free and clear of all Encumbrances (as defined in Section 3(d)), and the Purchaser hereby agrees to purchase and acquire the Purchased Shares, for consideration of One Dollar ($1.00) per Purchased Share or an aggregate of Five Hundred Thousand Dollars ($500,000) (the "Purchase Price"). The Purchase Price shall be paid by the Purchaser wiring such amount, in immediately available funds, to an account with Chadbourne & Parke LLP (the "Escrow Agent") as escrow agent for the parties in accordance with the instructions in Annex I hereto (the "Escrow Account") within five (5) Business Days after Purchaser's and Seller's exchange of signed counterpart signature pages to this Agreement (the "Execution Date").  Thereafter, upon Escrow Agent's receipt of a certificate representing the Purchased Shares (the "Certificate"), Escrow Agent shall transfer the Purchase Price to an account designated by Seller in accordance with the instructions in Annex I hereto (the "Seller's Account") and shall deliver the Certificate to Purchaser.  The Certificate shall be duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto.  The term "Business Day" shall mean a day (excluding Saturdays, Sundays and public holidays) on which banks are open for all forms of normal commercial business in New York City.  For purposes of this Agreement, a party's timely delivery of any payment or document to Escrow Agent shall constitute timely delivery of such payment or document by that party.

2.	Option.

a.
 Subject to the terms and conditions of this Agreement and in further consideration of the purchase of the Purchased Shares, Seller hereby grants to Purchaser, and Purchaser hereby accepts, the right and option (but not the obligation) to purchase from Seller up to an aggregate of 500,000 of the Option Shares (the "Option").  The Option shall expire on the fifth (5th) anniversary of the Agreement Date (the "Expiration Date").

b.
The Purchaser may exercise the Option in whole or in part, at any time, and from time to time, in one or more transactions, from the Agreement Date until the Expiration Date.  In consideration of the payment of the applicable Option Price, Seller will sell, transfer, assign, grant and convey to the Purchaser the number of Option Shares set forth in the relevant Notice (defined below) free and clear of all Encumbrances.

c.
Any exercise of the Option shall take place on the date specified by Purchaser in a written notice delivered to Seller pursuant to Section 8(b) (each such date, a "Closing Date"), which written notice will set forth the amount of Option Shares that Purchaser elects to purchase pursuant to the Option (each such notice, a "Notice").  In connection with each Closing Date, (i) Purchaser shall deliver to the Escrow Agent the aggregate Option Price for the Option Shares being purchased on such Closing Date by wiring such amount, in immediately available funds, to the Escrow Account and (ii) Seller shall execute and/or deliver or cause to be delivered to Escrow Agent at least three (3) Business Days before such Closing Date (y) duly issued certificate(s) for all of the Option Shares being purchased on such Closing Date, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto and (z) a certificate executed by Seller confirming that the representations and warranties of Seller set forth in this Agreement remain true and correct as of such Closing Date, except to the extent they relate to a specified date, in which case they remain true and correct as of such specified date.  Purchaser may, within two (2) Business Days after the date on which Escrow Agent receives the certificates referenced in (y) and (z) above, object to the condition or nature of any such certificate, in which case Escrow Agent will return the certificates referenced in (y) and (z) to Seller and will return the Purchase Price to Purchaser.  If Purchaser does not make such an objection within two (2) Business Days after the date on which Escrow Agent receives the certificates referenced in (y) and (z) above, then on the Closing Date the Escrow Agent shall transfer the Option Price to Seller's Account and shall transfer the certificates referenced in (y) and (z) above to Purchaser.

d.
The purchase price to be paid by Purchaser to the Seller for the purchase of the applicable Option Shares shall be One Dollar ($1.00) per Option Share (the "Option Price").  The number of Option Shares subject to the Option and the Option Price shall be equitably adjusted in the event of a stock split, stock dividend or other subdivision, consolidation or combination of the Shares such that upon exercise of the Option for the same aggregate Option Price, Purchaser shall receive the same corresponding value as Purchaser would have received had it exercised the Option immediately prior to such stock split, stock divided or other subdivision or consolidation of the Shares and participated in such stock split, stock dividend or other subdivision, consolidation or combination.  Additionally, if at any time after the Agreement Date the Company distributes cash, securities, evidence of indebtedness or other assets or property (including, for example, a cash dividend) and such distribution is not contemplated by the second sentence of this Section 2(d), then the Option Price shall be automatically reduced by the fair market value of the cash, securities, evidence of indebtedness or other assets or property applicable to one share of the Shares to the extent such distribution is (or will be) received by Seller.

2

e.
From the date hereof until the Expiration Date, Seller shall at all times reserve and keep available, solely for the purpose of delivery upon the exercise of the Option, the maximum number of Option Shares deliverable upon the exercise of the Option and shall not (i) sell, transfer, assign, grant or convey such reserved Option Shares or any interest in such reserved Option Shares other than in accordance with this Agreement or (ii) otherwise subject such reserved Option Shares to any Encumbrance.  Additionally, from the Agreement Date through the Expiration Date, Seller agrees that Chadbourne & Parke LLP shall hold Seller's stock certificates evidencing the maximum number of Option Shares deliverable upon Purchaser's exercise of the Option at any point in time.

f.
If the Company undergoes a merger, consolidation, acquisition, or plan of exchange pursuant to which the Option Shares are converted into cash or other stock, securities or property, or a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company, then, at the election of Purchaser in its sole discretion, either:

i.
If applicable, the Option shall be converted into an option to acquire the stock of the surviving or acquiring corporation received by Seller in the applicable transaction (and the Purchaser may thereafter exercise the Option in whole or in part pursuant to Section 2(b)), with the amount and type of shares subject thereto and Option Price thereof to be determined by reference to the relative values of the companies involved in the applicable transaction and the exchange rate used in determining shares of the surviving corporation to be held by the former holders of the Shares following the applicable transaction, and disregarding fractional shares; or

ii.
Purchaser shall have the right to receive the kind and amount of shares of stock or other securities or property receivable upon such consolidation, merger, acquisition or exchange by Seller upon exercise of the Option immediately prior to such transaction.

3. Representations and Warranties of the Seller. In order to induce the Purchaser to purchase the Purchased Shares and the Option Shares, Seller represents and warrants that as of the Agreement Date and each Closing Date:

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a.	Seller has full power and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

b.
Seller's execution, delivery, and performance of this Agreement has not resulted and will not result in a conflict, breach or violation of any provision of (i) any statute, law, writ, order, rule or regulation of any governmental authority applicable to Seller; (ii) any judgment, injunction, decree or determination applicable to Seller; or (iii) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which Seller may be a party, by which Seller may be bound or to which any of the assets of Seller is subject.

c.
 (i) This Agreement (A) has been duly and validly executed and delivered by Seller and (B) is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability against Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors' rights generally and by the court's discretion in relation to equitable remedies; and (ii) no notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other person is, will be, or was required for Seller to execute, deliver, and perform its obligations under this Agreement, assuming that the representations and warranties of Purchaser are true and correct.

d.
Seller is the sole legal and beneficial owner of and has good title to the Purchased Shares and the Option Shares, free and clear of any charge, claim, hypothecation, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, security arrangement, mortgage, easement, encroachment, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership or other adverse claim against title of any kind ("Encumbrance"). The Purchased Shares and the Option Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.
No proceedings are pending against Seller or to Seller's knowledge, threatened against Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Purchased Shares and the Option Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.
Seller has not engaged in any acts or conduct or made any omissions that will result in Purchaser receiving proportionately less in payments or distributions under, or less favorable treatment for, the Purchased Shares and the Option Shares than is received by other holders holding Shares of the same tranche, class or type as the Purchased Shares and the Option Shares.

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g.
No broker, finder or other entity acting under Seller's authority is entitled to any broker's commission or other fee in connection with the transactions contemplated by this Agreement for which Purchaser could be responsible.

h.
Seller acknowledges that the consideration given for the purchase by the Purchaser of the Purchased Shares and the Option Shares may differ both in kind and in amount from any payments or distributions which the Purchaser may ultimately receive with respect to the Purchased Shares and the Option Shares, and the Seller shall not have any recourse to the Purchaser for any deficiency.

i.
Seller (i) is a sophisticated seller with respect to the sale of the Purchased Shares and the Option Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and the Option Shares and (iii) has independently and without reliance upon Purchaser, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchaser has not given Seller any investment advice, credit information, or opinion on whether the sale of the Purchased Shares and the Option Shares is prudent.

j.
Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to Seller and that may be material to a decision to sell the Purchased Shares and the Option Shares ("Seller Excluded Information"), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchaser representations or warranties in this Agreement.

k.
The Purchased Shares and the Option Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), are "restricted securities" as defined in Rule 144 under the Act, and may not be offered, sold or otherwise transferred in the absence of an effective registration statement with respect to the Purchased Shares and the Option Shares or an exemption from the registration requirements under the Act. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Purchased Shares and the Option Shares in violation of any applicable securities laws.

l.	Seller is not a party to, or bound by, any document or agreement that could adversely affect the Purchased Shares and the Option Shares or Purchaser rights and remedies under this Agreement.

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m.
Seller has not and, to the best of Seller's knowledge, no one acting on its behalf has, taken any action, other than in connection with the transactions contemplated by this Agreement, which could subject the sale of the Purchased Shares and the Option Shares to Section 5 of the Act.

n.
Seller is fully aware that, with regard to the sale of the Purchased Shares and the Option Shares, the Purchaser is relying upon the truth and accuracy of these representations and warranties. No representation or warranty by Seller in this Agreement and no statement contained in this Agreement or any certificate or other document furnished or to be furnished to Purchaser pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

o.
The Purchased Shares and the Option Shares transferred to Purchaser hereunder are being delivered pursuant to an exemption from the registration requirements under the Act in reliance upon the representations and warranties of Purchaser.

p.
Seller is not a "foreign person" as that term is used in Treasury Regulations Section 1.1445-2. The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code")) during the applicable period specified in Section 897(c)(1)(a) of the Code.

q.
Except as provided in Schedule 3(q), to Seller's knowledge, there has been no event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company since the date of the Company's last public  filing pursuant to the Act or the Securities Exchange Act of 1934, as the case may be, and the applicable rules and regulations promulgated thereunder.  "Material Adverse Effect" means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, condition (financial or otherwise) or assets of the Company, or (ii) the ability of Seller to consummate the transactions contemplated hereby on a timely basis.

4. Purchaser Representations and Warranties. Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Purchased Shares and the Option Shares as of the Agreement Date and each Closing Date:

a.	The Purchaser has all necessary corporate or other power and authority to enter into this Agreement and to purchase the Purchased Shares and the Option Shares;

b.
The Purchaser is a sophisticated institutional investor that is an "accredited investor" within the meaning of Rule 501 under the Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Purchased Shares and the Option Shares and is able to bear the economic risk of such investment.

6

c.	The Purchaser is acquiring the Purchased Shares and the Option Shares for its own account, and not with a view to, or for sale in connection with any, distribution thereof.

d.	The Purchased Shares and the Option Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising.

e.
Purchaser acknowledges that the Purchased Shares and any Option Shares purchased pursuant to this Agreement will be "restricted securities" as defined in Rule 144 under the Act and may not be offered, sold or otherwise transferred by Purchaser in the absence of an effective registration statement with respect to the Purchased Shares and the Option Shares or an exemption from the registration requirements under the Act.

f.	Purchaser acknowledges that the certificate(s) representing the Purchased Shares and any Option Shares will contain a standard securities law restrictive legend.

g.
Purchaser acknowledges that Company maintains an equity incentive plan (the "Plan") under which stock options have been or will be issued; however, Purchaser acknowledges that any Option Shares acquired by Purchaser pursuant to this Agreement are not subject to or governed by the Plan.

5.	Seller Covenants.

a.
 Seller agrees to take all actions as may be required, including delivery of opinions of counsel, to effect the transfer of the Purchased Shares and Option Shares purchased by Purchaser and to register Purchaser as the record owner of such Purchased Shares and Option Shares on the stock transfer records of the Company.

b.
From time to time, at the request of Purchaser and without further consideration, Seller shall execute and deliver to Purchaser such other documents, and take such other action, as Purchaser may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchaser good, valid, and marketable title to the Shares, the Option and the Option Shares (as applicable).

c.
On demand of Purchaser and prior to Closing the purchase of the Purchased Shares, Seller agrees to deliver to Purchaser a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code.

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d.
All transfer, documentary, sales, use, stamp, registration, value added and other such taxes, expenses, costs and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer tax and any other similar tax) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file or submit any tax return or other document with respect to such taxes, expenses, costs or fees (and Purchaser shall cooperate with respect thereto as necessary).

6.	Conditions to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser's written waiver of each of the following conditions:

a.
On or prior to the Agreement Date, the Company shall have executed and delivered the Registration Rights Agreement attached as Annex II hereto (the "Registration Agreement") pursuant to which the Company agrees to file and maintain a registration statement on Form S-1 with the Securities and Exchange Commission (the "Registration Statement") to register the Purchased Shares and the Option Shares for resale by the Purchaser and certain additional Shares owned by certain other clients of Kokino LLC (including any Shares to be issued upon exercise of warrants), from time to time in one or more resale transactions.

7.	Indemnification.

a.
 Seller agrees to indemnify and hold the Purchaser harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney's fees) (collectively "Damages") that the Purchaser may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein.

b.
Purchaser agrees to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchaser set forth herein.

c.	All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

8.	Miscellaneous.

a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney's fees) incurred by such party in connection with the transactions contemplated by this Agreement.

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b.
Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8(b)):

If to Seller:

Scott Tepfer
We Sell Cellular LLC
150 Executive Drive
Ste Q
Edgewood, NY 11717
E-mail: stepfer@wesellcellular.com

with a copy to:

Nason, Yeager, Gerson, White & Lioce, PA
3001 PGA Blvd, Suite 305
Palm Beach Gardens, FL 33410
E-mail: mharris@nasonyeager.com
Attention: Michael D. Harris, Esq.

If to Purchaser:

Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
E-mail: glynam@kokino.com; raverick@kokino.com
Attention: Garrett Lynam

with a copy to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
E-mail: fvellucci@chadbourne.com
Attention: Frank S. Vellucci

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c.
Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

d.	Governing Law; Submission to Jurisdiction.

i.
This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

ii.
Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

iii.
EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

e.
Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

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f.
Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchaser and Seller. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party; provided, that the Option and the rights and obligations conferred by this Agreement related thereto may be assigned by Purchaser without the consent of Seller.

g.
Amendment and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

h.
Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

i.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

j.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF, the Seller and the Purchaser has executed this Agreement as of the Agreement Date.

SELLER:

     /s/ Scott Tepfer
Scott Tepfer

PURCHASER:

PITON CAPITAL PARTNERS LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:     /s/ Stephen A. Ives
      Name: Stephen A. Ives
      Title: Vice President

Annex I

Wire Transfer Instructions

Annex II

Form of Registration Rights Agreement

Exhibit E

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT ("Agreement") is entered into as of the 20th day of December, 2016 by and among uSell.com, Inc., a Delaware corporation (the "Company"), and Piton Capital Partners LLC (the "Investor").

WHEREAS, the Company has agreed to provide certain registration rights to the Investor in order to induce the Investor to enter into those certain Common Stock Purchase and Option Agreements each dated the date of this Agreement by and between the Investor and each of Brian and Scott Tepfer (collectively, the "Sellers") (the "Piton Agreements").

Now, therefore, in consideration of the mutual promises and the covenants as set forth herein, the parties hereto hereby agree as follows:

1. Definitions.  Unless the context otherwise requires, the capitalized words and terms defined in this Section 1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

"Agreement" means this Registration Rights Agreement, as the same may be amended, modified or supplemented in accordance with the terms hereof.

"Board" means the Board of Directors of the Company.

"Commission" means the Securities and Exchange Commission or any other governmental body at the time administering the Securities Act.

"Common Stock" means the Company's authorized common stock, as constituted on the date of this Agreement, any stock into which such Common Stock may thereafter be changed and any stock of the Company of any other class, which is not preferred as to dividends or assets over any other class of stock of the Company and which is not subject to redemption, issued to the holders of shares of such Common Stock upon any re-classification thereof.

"Company" has the meaning assigned to it in the introductory paragraph of this Agreement.

"Company Securities" has the meaning any securities proposed to be sold by the Company for its own account in a registered public offering.

"Exchange Act" means the Securities Exchange Act of 1934 (or successor statute).

"Excluded Forms" means registration statements under the Securities Act on Forms S-4 and S-8, or any successors thereto.

"Investor" has the meaning assigned to it in the introductory paragraph of this Agreement.

Kokino Clients" means certain clients of Kokino LLC, including the Investor, that beneficially own (as defined in Rule 13d-3 under the Securities Act) shares of Common Stock (including shares of Common Stock to be issued upon exercise of outstanding warrants).

"Non-Registered Shares" has the meaning assigned to it in Section 2(b) of this Agreement.

"Person" includes any natural person, corporation, trust, association, company, partnership, joint venture, limited liability company and other entity and any government, governmental agency, instrumentality or political subdivision.

"Piton Agreements" has the meaning contained in the WHEREAS clause.

The terms "register" "registered" and "registration" refer to a registration effected by preparing and filing a registration statement on other than any of the Excluded Forms in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

"Registrable Securities" means (i) any shares of Common Stock beneficially owned (as defined in Rule 13d-3 under the Securities Act) by the Investor and the Kokino Clients, including shares of Common Stock (A) acquired under the Piton Agreements (including any shares of Common Stock issuable in connection with the exercise of options granted under the Piton Agreements) or (B) acquired in connection with the public offering of units by the Company in 2014 (including any shares of Common Stock issuable in connection with the exercise of warrants to purchase shares of Common Stock included in such units) (the "2014 Shares"), and (ii) any shares of Common Stock issued or issuable with respect to any shares described in subsection (i) above by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event with respect to the Common Stock (it being understood that, for purposes of this Agreement, the Investor shall be deemed to be a holder of Registrable Securities whenever the Investor has the right to then acquire or obtain Registrable Securities, whether or not such acquisition has actually been effected); provided, however, that such shares of Common Stock shall cease to be Registrable Securities when all such shares are eligible to be sold without volume or other limitations under Rule 144.

"Rule 144" is defined in Section 10 of this Agreement.

"Selling Expenses" means all selling commissions, finder's fees and stock transfer taxes applicable to the Registrable Securities registered by the Kokino Clients and all fees and disbursements of counsel for the Kokino Clients.

"Securities Act" means the Securities Act of 1933 (or successor statute).

2. Demand Registration.

(a) At any time following the date of this Agreement, the Investor may request in writing from time to time (each such request, a "Registration Request") that the Company file with the Commission a registration statement on Form S-1 or such other form as may be appropriate in order to permit the public sale of all or a portion of the Registrable Securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Each Registration Request shall specify the number of Registrable Securities requested to be included in the registration statement. The Company shall file such registration statement on or before the 10th calendar day following the required filing date (after giving effect to any applicable extension period provided by Rule 12b-25 under the Exchange Act upon a timely filing of Form 12b-25) of the Company's immediately subsequent Quarterly Report on Form 10-Q or Annual Report on Form 10-K, whichever is due first; provided however, that if the Investor did not submit its Registration Request at least 45 days prior to the required filing date of the Company's Form 10-Q or Form 10-K, as applicable, then the Company shall not be required to file the Registration Statement until the 10th day after the Company's second subsequent Form 10-Q or Form 10-K required filing date (after giving effect to any applicable extension period provided by Rule 12b-25 under the Exchange Act upon a timely filing of Form 12b-25), as applicable.

(b) To the extent that the registration of any or all of the Registrable Securities by the Company on a registration statement is prohibited (the "Non-Registered Shares") as a result of rules, regulations, positions or releases issued or actions taken by the Commission (including its Division of Corporation Finance or any other part of its staff) pursuant to its authority with respect to Rule 415 (or successor rule) and the Company has registered at such time the maximum number of Registrable Securities permissible upon consultation with the  Commission (including its Division of Corporation Finance or any other part of its staff), then the  Company's obligation shall be to file a registration statement shall be deemed met with respect to the specific Registration Request to which such limitation applies; provided, however, that the Investor may request the registration of any Non-Registered Shares in a subsequent Registration Request pursuant to Section 2(a) or piggyback registration pursuant to Section 3.

3. Piggyback Registration.

(a) In addition to the registration statements provided for under Section 2(a), each time the Company proposes for any reason to register any of its Common Stock under the Securities Act in connection with the proposed offer and sale of its Common Stock for money, either for its own account or on behalf of any other security holder (a "Proposed Registration"), other than pursuant to a registration statement on Excluded Forms, the Company shall promptly give written notice of such Proposed Registration to the Investor on behalf of the Kokino Clients and shall offer the Kokino Clients the right to request inclusion of Registrable Securities in the Proposed Registration.

(1) The Investor shall have 30 days from the receipt of such notice to deliver to the Company a written request specifying the number of Registrable Securities each Kokino Client intends to sell in the Proposed Registration and the intended method of disposition.

(2) In the event that the Proposed Registration by the Company is, in whole or in part, an underwritten public offering, the Company shall so advise the Investor on behalf of the Kokino Clients as part of the written notice given pursuant to Section 3(a), and any request under Section 3(a)(1) must specify that the Registrable Securities be included in the underwriting on the same terms and conditions as the shares of Common Stock, if any, otherwise being sold through underwriters under such registration.

(3) Upon receipt of a written request pursuant to Section 3(a)(1), the Company shall promptly cause all such Registrable Securities to be registered under the Securities Act (and included in any related qualifications under blue sky laws or other compliance), to the extent required to permit sale or disposition as set forth in the Proposed Registration.

(4) In the event that the offering is to be an underwritten offering, if the Kokino Clients propose to distribute Registrable Securities through such underwritten offering, then the Investor agrees that such Kokino Clients will enter into an underwriting agreement with the underwriter or underwriters selected for such underwriting by the Company; provided that such underwriting agreement contains customary terms and provisions and all other holders proposing to sell shares of Common Stock in the Proposed Registration enter into a substantially similar underwriting agreement with such underwriter(s).

4. Obligations of the Company. If and whenever the Company is required by the provisions hereof to effect or cause the registration of any Registrable Securities under the Securities Act as provided herein, the Company shall:

(a) prepare and file with the Commission:
(i)
a registration statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such registration statement (A) to become effective as soon as practicable (and with respect to a registration statement described under Section 2(a), within 60 days after the initial filing thereof with the Commission) and (B) to remain effective as provided in Section 5(a); and

(ii)
such amendments to such registration statement (including post-effective amendments) and supplements to the prospectus included therein as may be necessary to keep such registration statement effective, subject to the qualifications in Section 5(a), and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Investor  set forth in such registration statement;

furnish to the Investor on behalf of the Kokino Clients such number of copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such

(a) registration statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as the Investor may reasonably request on behalf of the Kokino Clients, in order to facilitate the public sale or other disposition of the Registrable Securities;

(b) use all commercially reasonable efforts to make such filings under the securities or blue sky laws of Florida, New York and such other jurisdictions as the Investor may reasonably request on behalf of the Kokino Clients to enable the Kokino Clients  to consummate the sale in such jurisdiction of the Registrable Securities;

(c) notify the Investor at any time when a prospectus relating to the Registrable Securities is required to be delivered under the Securities Act, of the Company's becoming aware that the prospectus included in the related registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare and furnish to the Investor on behalf of the Kokino Clients a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(d) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission and to perform its obligations hereunder;

(e) use commercially reasonable efforts to cause Registrable Securities to be quoted on each trading market and/or in each quotation service on which the Common Stock of the Company is then quoted; and

(f) notify the Investor on behalf of the Kokino Clients of any stop order threatened or issued by the Commission and take all actions reasonably necessary to prevent the entry of such stop order or to remove it if entered.

5. Other Procedures.

(a)  Subject to the remaining provisions of this Section 5(a) and the Company's general obligation under Section 4, the Company shall be required to maintain the effectiveness of a registration statement until the sale of all Registrable Securities.  The Company shall have no liability to the Kokino Clients for delays in the Kokino Clients being able to sell the Registrable Securities as long as the Company files a registration statement, amendments to a registration statement, post-effective amendments to a registration statement or supplements to a prospectus contained in a registration statement (including any amendment or post effective amendments).

(b) In consideration of the Company's obligations under this Agreement, the Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(d) herein, the Investor shall cause the Kokino Clients to forthwith discontinue sales of Registrable Securities pursuant to the registration statement covering such Registrable Securities until the Investor's receipt on behalf of the Kokino Clients of the copies of the supplemented or amended prospectus contemplated by said Section 4(d) and, if so directed by the Company, shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in the Investor's possession of the prospectus covering such Registrable Securities current at the time of receipt of such notice.
(c)  The Company's obligation to file any registration statement or amendment including a post-effective amendment, shall be subject to the Investor furnishing on behalf of the applicable Kokino Clients to the Company in writing such information and documents regarding the Kokino Clients and the distribution of the Registrable Securities as may reasonably be required to be disclosed in the registration statement in question by the rules and regulations under the Securities Act or under any other applicable securities or blue sky laws of the jurisdiction referred to in Section 4(c) herein.  The Company's obligations are also subject to the Investor and other applicable Kokino Clients promptly executing an appropriate representation letter concerning compliance with Regulation M under the Exchange Act (or any successor rule or regulation). If a Kokino Client fails to provide all of the information required by this Section 5(c), the Company shall have no obligation to include the Kokino Client's Registrable Securities in a registration statement or it may withdraw the Kokino Client's Registrable Securities from the registration statement without incurring liability to the Kokino Client.

(d) If any such registration or comparable statement refers to a Kokino Client by name or otherwise as a stockholder of the Company, but such reference to the Kokino Client by name or otherwise is not required by the Securities Act or the rules thereunder, then the Investor shall have the right to require the deletion of the reference to the Kokino Client.

(e) In connection with the sale of Registrable Securities, the Investor shall cause the applicable Kokino Client to deliver to each purchaser a copy of any necessary prospectus and, if applicable, prospectus supplement, within the time required by Section 5(b) of the Securities Act.

6. Registration Expenses.

(a) The Company shall, whether or not any such registration shall become effective, from time to time, pay all expenses (other than Selling Expenses, which shall be borne by the holders of the Registrable Securities as provided in Section 5(c)) incurred in connection with any registration of Registrable Securities pursuant to Section 2(a) or 3, including all registration, filing and qualification fees and expenses incurred in connection with compliance with securities or blue sky laws; printers' and accounting fees; and fees and disbursements of counsel for the Company and all independent public accountants and other Persons retained by the Company (collectively, "Registration Expenses"); provided, that in connection with each registration pursuant to Section 2(a), each of the Kokino Clients shall severally, and not jointly, reimburse the Company for the Kokino Clients' pro rata portion of the following Registration Expenses based upon the number of Registrable Shares held by the Kokino Clients that are included in the registration statement: (i) the Commission registration fee with respect to the

registration of the Registrable Securities,   (ii) the reasonable fees and disbursements of Nason, Yeager, Gerson, White & Lioce, P.A. in connection with (x) the preparation, filing and initial effectiveness of the registration statement for the registration of Registrable Securities, which reimbursement shall not exceed $30,000.00 in the aggregate for each registration, and (y) the preparation, filing and effectiveness of any post-effective amendment to such registration statement, and (iii) the reasonable fees and disbursements of the Company's independent auditors in connection with the preparation, filing and initial effectiveness of the registration statement and any post-effective amendment to such registration statement, other than the customary fees associated with the quarterly reviews and annual audits of the Company's financial statements included in its periodic reports filed with the Commission under the Exchange Act.

(b) The Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audits and quarterly reviews, and any other expense that the Company incurs in connection with fulfilling its reporting obligations under the Exchange Act or any other similar law that is applicable to the Company, even if such expenses would otherwise constitute Registration Expenses.

(c) All Selling Expenses relating to the offer and sale of Registrable Securities registered under the Securities Act pursuant to this Agreement shall be borne and paid by the holders of such Registrable Securities, in proportion to the number of Registrable Securities included in such registration for each such holder.

7. Indemnification.

(a) In the event of any registration of any shares of Common Stock under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless the Investor and each Kokino Client, from and against any losses, claims, damages or liabilities, joint or several, to which the Investor may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such Registrable  Securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or any document incident to registration or qualification of any  Registrable Securities pursuant to Section 4(c) herein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by the Company of the Securities Act, the Exchange Act, or state securities or blue sky laws applicable to the Company and relating to action or inaction required of the Company in connection with such registration or qualification under the Securities Act or such state securities or blue sky laws.  If the Company fails to defend the Investor or any Kokino Client as required by Section 7(c) herein, it shall reimburse (after receipt of appropriate documentation) the Investor or such Kokino Client for any legal or any other out-

of-pocket expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable to the Investor in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said prospectus, or said amendment or supplement or any document incident to registration or qualification of any  Registrable Securities pursuant to Section 4(c) hereof in reliance upon and in conformity with written information furnished to the Company by the Investor or such Kokino Client specifically for use in the preparation thereof or (ii) any act or failure to act of the Investor or such Kokino Client including the failure of the Investor or such Kokino Client to deliver a prospectus as required by Section 5 of the Securities Act.

(b) In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Investor or such Kokino Client shall, severally and not jointly, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 7(a)) the Company, each director of the Company, each officer of the Company who signs such registration statement and any Person who controls the Company within the meaning of the Securities Act, from and against any loss, claim, damage, or liability that is based upon any untrue statement or omission from such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such untrue statement or omission was made in reliance upon and in conformity with written information furnished to the Company by the Investor or such Kokino Client specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus or amendment or supplement.

(c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in Section 7(a) or (b), such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the indemnifying party of the commencement of such action.  The indemnifying party shall be relieved of its obligations under this Section 7(c) to the extent that the indemnified party delays in giving notice and the indemnifying party is damaged or prejudiced by the delay.  In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so as to assume the defense thereof, the indemnifying party shall be responsible for any legal or other expenses subsequently incurred by the indemnifying party in connection with the defense thereof, provided, however, that, if counsel for an indemnified party shall have reasonably concluded that there is an actual or potential conflict of interest between the indemnified and the indemnifying party the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, and such indemnifying party shall reimburse such indemnified party for the fees and expenses of counsel retained by the indemnified party which are reasonably related to the matters covered by the indemnity agreement provided in this Section 7; provided, however, that in no event shall any indemnification by the Investor or a Kokino Client under this Section 7 exceed the net proceeds from the  sale of Registrable Securities received by the Investor or such Kokino Client, respectively.  No indemnified party shall make any settlement of any claims indemnified against hereunder without the written consent of the indemnifying party, which consent shall not be unreasonably withheld.  In the event that any indemnifying party enters into any settlement without the written consent of the indemnified party the indemnifying party shall not, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff of a release of such indemnified party from all liability in respect to such claim or litigation.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which any indemnified party makes a claim for indemnification pursuant to this Section 7, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 7 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required in circumstances for which indemnification is provided under this Section 7; then, in each such case, the Company, the Investor and the applicable Kokino Client shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject as is appropriate to reflect the relative fault of the Company, the Investor and such Kokino Client in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, it being understood that the parties acknowledge that the overriding equitable consideration to be given effect in connection with this provision is the ability of one party or the other to correct the statement or omission (or avoid the conduct or take an act) which resulted in such losses, claims, damages or liabilities, and that it would not be just and equitable if contribution pursuant hereto were to be determined by pro-rata allocation or by any other method of allocation which does not take into consideration the foregoing equitable considerations.  Notwithstanding the foregoing, (i) neither the Investor nor such Kokino Client shall be required to contribute any amount in excess of the net proceeds received by the Investor or such Kokino Client for all Registrable Securities sold by the Investor or such Kokino Client, as applicable, pursuant to such registration statement, and (ii) no Person who is guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e) Notwithstanding any of the foregoing, if, in connection with an underwritten public offering of the Registrable Securities, the Company, the Investor, any Kokino Clients and the underwriters enter into an underwriting agreement relating to such offering which contains provisions covering indemnification among the parties, then the indemnification provision of this Section 7 shall be deemed inoperative for purposes of such offering.

8. Lock-up Agreement.  The holders of Registrable Securities agree that in connection with any underwritten registered offering of the Common Stock or other equity securities of the Company, and upon the request of the managing underwriter in such offering, the holders of Registrable Securities shall not, without the prior written consent of such managing underwriter, during the period beginning 10 days prior to the effective date of such registration statement and ending on the date specified by such managing underwriter (such period not to exceed 70 days), effect a public sale or distribution (including any short sale) of any Registrable Securities or any security convertible into or exchangeable or exercisable for shares of Common Stock. The foregoing provisions of this Section 8 shall be applicable only if all officers and directors of the Company and all stockholders owning more than 10% of the Company's outstanding Common Stock are subject to the same restrictions. Each holder of Registrable Securities agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. Notwithstanding anything to the contrary contained in this Section 8, each holder of Registrable Securities shall be released, pro rata, from any lock-up agreement entered into pursuant to this Section 8 in the event and to the extent that the managing underwriter or the Company permit any discretionary waiver or termination of the restrictions of any lock-up agreement pertaining to any officer, director or holder of greater than 10% of the outstanding Common Stock.

9. Allocation of Securities Included in Registration Statement.  In the case of a registration pursuant to Section 3 for the Company's account, if the Company's managing underwriter shall advise the Company and the Investor in writing that the inclusion in any registration pursuant hereto of some or all of (a) the Registrable Securities sought to be registered by the Investor and securities offered by other holders, and (b) the Company's securities sought to be registered creates a substantial risk that the proceeds or price per unit that will be derived from such registration will be reduced or that the number of securities to be registered is too large a number to be reasonably sold, (i) first, the number of Company securities sought to be registered shall be included in such registration, and (ii) next, the number of Registrable Securities offered by the Investor and  securities  offered by other holders  shall be included in such registration to the extent permitted by the Company's managing underwriter with the number of Registrable Securities and such other securities being registered  determined on a pro-rata basis based on the number of Registrable Securities and securities the participating holders including the Investor desire to have registered; provided, however, that, if the Investor would be required pursuant to the provisions of this Section 9 to reduce the number of Registrable Securities that may be included in such registration, the Investor may withdraw all or any portion of its Registrable Securities from such registration and may request the registration of such withdrawn Registrable Securities under another registration statement referred to in Section 2(a) or 3 following the earliest of (x) the completion of the offering by the Company, (y) the withdrawal of the registration statement or (z) the date that is 60 days after such registration statement has been declared effective by the Commission.

10. Rule 144. The Company covenants that it will file the reports required to be filed under the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, in the event that the Company is not required to file such reports, it will make publicly available information as set forth in Rule 144(c)(2) promulgated under the Securities Act), and it will take such further action as the Investor may reasonably request, or to the extent required from time to time to enable the Investor or the Kokino Clients to sell Registrable Securities without registration under the Securities Act within the limitation of the exemption provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission (collectively, "Rule 144").

Upon request of the Investor, the Company will deliver to the Investor a written statement as to whether it has complied with such requirements.

11. Severability.  In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

12. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  The execution of this Agreement may be by actual or facsimile signature.

13. Benefit.  This Agreement shall be binding upon and inure to the benefit of the parties hereto, the Kokino Clients and their respective legal representatives, successors and assigns.

14. Notices and Addresses.  All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar overnight next business day delivery, or by email delivery followed by overnight next business day delivery, as follows:

To the Company: uSell.com, Inc.
171 Madison Avenue, 17th Floor
New York, New York
Telephone: (212) 213-6805
Email:  nik@usell.com

With a Copy to: Michael D. Harris, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.
3001 PGA Blvd
Suite 305
Palm Beach Gardens, FL 33401
Email: mharris@nasonyeager.com

To the Investor: Piton Capital Partners LLC
c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
E-mail: glynam@kokino.com; raverick@kokino.com
Attention: Garrett Lynam

With a Copy to: Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
E-mail: fvellucci@chadbourne.com
Attention: Frank S. Vellucci

or to such other address as any of them, by notice to the other may designate from time to time.  Time shall be counted from the date of transmission.

15. Attorneys' Fees.  In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or proceeding relating to this Agreement is filed, the prevailing party shall be entitled to an award by the court of reasonable attorneys' fees, costs and expenses.

16. Oral Evidence.  This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof.  Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement of the change, waiver discharge or termination is sought.

17. Additional Documents.  The parties hereto shall execute such additional instruments as may be reasonably required by their counsel in order to carry out the purpose and intent of this Agreement and to fulfill the obligations of the parties hereunder.

18. Governing Law.  This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein or performance shall be governed or interpreted according to the internal laws of the State of Delaware, without regard to choice of law principles.

19. Arbitration.  Any controversy, dispute or claim arising out of or relating to this Agreement, or its interpretation, application, implementation, breach or enforcement which the parties are unable to resolve by mutual agreement, shall be settled by submission by either party of the controversy, claim or dispute to binding arbitration in New York, New York (unless the parties agree in writing to a different location), before a single arbitrator in accordance with the rules of the American Arbitration Association then in effect. In any such arbitration proceeding the parties agree to provide all discovery deemed necessary by the arbitrator. The decision and award made by the arbitrator shall be final, binding and conclusive on all parties hereto for all purposes, and judgment may be entered thereon in any court having jurisdiction thereof.

20. Section or Paragraph Headings.  Section headings herein have been inserted for reference only and shall not be deemed to limit or otherwise affect, in any matter, or be deemed to interpret in whole or in part any of the terms or provisions of this Agreement.

21. Force Majeure.   The Company shall be excused from any delay in performance or for non-performance of any of the terms and conditions of this Agreement caused by any circumstances beyond its control, including, but not limited to, any Act of God, fire, flood, or government regulation, direction or request, or accident, interruption of telecommunications facilities, labor dispute, unavoidable breakdown, civil unrest or disruption to the extent that any such circumstances affect the Company's ability to perform its obligations under this Agreement or the ability of the Commission to perform its responsibilities under the Securities Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed personally or by a duly authorized representative thereof as of the day and year first above written.

THE COMPANY:

uSell.com, Inc.

By     /s/ Nik Raman
      Nik Raman, CEO

INVESTOR:

Piton Capital Partners LLC

By: Piton Capital Management LLC, its Managing Member

By: Kokino LLC, its Managing Member

By:     /s/ Stephen A. Ives
      Stephen A. Ives
      Vice President

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